Date: May 3, 2022

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Re:	Purthanol Resources Limited
Amendment No. 2 to Registration Statement on Form 10-12G
Filed February 28, 2022
File No. 000-33271

Before filing Amendment #3 to the Company’s Form 10, please review the attached draft of Form 10 and advise as to whether the footnotes to the financial statements, specifically Note 1 and Note 9, satisfies the disclosures required by required by ASC 250-10-50-7 through 50-10.

Sincerely,

/s/ Leo Stella

President